VOLEKTRA, INC.

(Formerly Phyntelligence Inc.)

CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2022

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

SPA ASSOCIATES LLC

Certified Public Accountants

Independent Accountant's Review Report

To Management
Volektra, Inc.
(Formerly Phyntelligence Inc.)
651 N Broad St
Middletown, DE 19709

We have reviewed the accompanying consolidated financial statements of Volektra, Inc. (the "Company"), which comprise the consolidated balance sheet as of December 31, 2022, and the related consolidated statements of income, statement of equity and statement of cash flows for theyear then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SPA ASSOCIATES, LLC
June 6, 2023

VOLEKTRA INC.
(Formerly Phyntelligence Inc.)
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2022

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$ 136,561
Accounts receivable, net	227,624
Inventory	49,271
Loans receivable - related party	33,568
Prepaid expenses and other current assets	452,177
TOTAL CURRENT ASSETS	899,201

PROPERTY AND EQUIPMENT

Property and equipment, net	1,576

TOTAL ASSETS $ **900,777**

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$ 51,059
Accrued expenses	28,577
Taxes payable	8,288
Other Current Liabilities	634,358
TOTAL CURRENT LIABILITIES	722,282

TOTAL LIABILITIES **722,282**

SHAREHOLDERS' EQUITY

Common stock, authorized 10,00,000 shares, 10,00,000 shares issued and outstanding, $0.00001 par value.	30,040
Additional paid-in capital	-
Retained earnings and Net income	148,455
TOTAL SHAREHOLDERS' EQUITY	**178,495**

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY $ **900,777**

See independent accountant's review report and accompanying notes to financial statements.

VOLEKTRA INC.
(Formerly Phyntelligence Inc.)

CONSOLIDATED STATEMENT OF INCOME
DECEMBER 31, 2022

REVENUES	
	1,128,704
COST OF GOODS SOLD	**876,745**
GROSS PROFIT	**251,959**
OPERATING EXPENSES	
Advertising and Promotion	**21,245**
Background Verification Charges	**525**
Bad Debts	**3,999**
Bank Service Charges	**2,464**
Transfer Pricing Documention	**1,417**
Contributions	**983**
Computer and Internet Expenses	**-**
Consulting Services	**103,151**
Depreciation Expenses	**1,210**
Dues & Subscription	**5,043**
Freight Expenses or Operating Exps	**19,072**
Interest Expense	**44**
Legal Fees	**34,004**
Meals and Entertainment	**263**
Mis Exps	**14,115**
Office Supplies	**19,282**
Payroll Expenses	**41,365**
Payroll Tax Expenses	**563**
Postage Expenses	**3,321**
Professional Fees Expenses	**98,803**
Shipping & Logistics Exps	**30,708**
Tax & Others	**514**
Telephone Expense	**472**
Travel Expenses	**18,797**
TOTAL OPERATING EXPENSES	**421,359**
NET OPERATING PROFIT	
	(169,400)
OTHER INCOME/(EXPENSE)	
Interest income	**4,748**
TOTAL OTHER INCOME/(EXPENSE)	**4,748**
NET INCOME (PROFIT)	
	(164,651)

See independent accountant's review report and accompanying notes to financial statements.

VOLEKTRA INC.

(Formerly Phyntelligence Inc.)

CONSOLIDATED STATEMENT OF EQUITY
DECEMBER 31, 2022

| | Common Stock | | Additional | Retained Earnings | |
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, January 1, 2022					
Contributions	10,000,000	495.80	29,544.17	313,107.19	343,147.16
Other comprehensive gain/(loss)	-	-	-	-	-
	-	-	-	-	-
Net income		-	-	-164,651.28	-164,651.28
ENDING BALANCE, DECEMBER 31, 2022	10,000,000	$ 495.80	$ 29,544.17	$148,455.91	$ 178,495.88

See independent accountant's review report and accompanying notes to financial statements.

VOLEKTRA INC.
(Formerly Phyntelligence Inc.)
CONSOLIDATED STATEMENT OF CASH FLOWS
DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net Profit	**($ 164,651)**
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	**1,050**
(Increase) decrease in assets:	
Accounts receivable	**(143,990)**
Inventory	**(3,541)**
Prepaid expenses and other current assets	**(368,935)**
Security deposit	**(559)**
Increase (decrease) in liabilities:	
Accounts payable	**623,858**
Credit cards payable	
Warranty reserve	
Sales tax payable	
Deferred revenue	
Accrued expenses	

CASH USED FOR OPERATING ACTIVITIES

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used for fixed assets	**0**
Issuance of notes receivable - related party	**2,000**
Cash used for intangible assets	**0**

CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common and preferred stock

CASH PROVIDED BY INVESTING ACTIVITIES	**33,180**
NET INCREASE (DECREASE) IN CASH	
CASH AT BEGINNING OF YEAR	
	158,149.77
CASH AT END OF YEAR	**$ 136,561**
CASH PAID DURING THE YEAR FOR:	
INTEREST	**44**

SUPPLEMENTAL DISCLOSURE FOR NONCASH ACTIVITIES:
STOCK ISSUANCE IN EXCHANGE FOR ASSETS

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only include information from January 1, 2022 through December 31, 2022.

Phyntelligence, Inc. was incorporated in the State of Delaware on February 26, 2020 with a mission to electrify the micro mobility and last mile transportation. With unique products and platform, companies can build exciting two, three and light four wheelers. Our flexible solutions help startups and mid size companies to build the vehicles customized to their needs at a friendly budget. We have our own motors and controller designs which integrate with our system design solution to provide an efficient, customized and economic platform for two and three wheelers. We have a ecosystem of partners and can provide the complete electric platform which includes motors, controller, batteries, BMS, Charger and even wirings.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

Phyntelligence India Pvt Ltd., India and Volektra GmbH, Germany, are fully owned subsidiaries of Volektra Inc. (Formerly Phyntelligence Inc.)

The consolidated financial statements include the accounts of Volektra Inc. (Formerly Phyntelligence Inc.) and Phyntelligence India Pvt Ltd. and Volektra GmbH (collectively, the "Company). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assetsand liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of itsoperations.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of threemonths or less to be cash equivalents. As of December 31, 2022, the Company held no cash equivalents.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on afirst-in, first-out basis) or market. At December 31, 2022, the balance of inventory was $49,271

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line methodover the estimated useful lives of the assets.

Income Taxes
The Company has elected to be taxed under the provisions of Subchapter C of the Internal Revenue code. Federal Taxes of $ NIL has been computed at the applicable rate for the period ended December 31, 2022.

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products will be provided; (2)delivery has occurred; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale.

The Company has recorded $ 1,133,453 inrevenue from January 1, 2022 through December 31, 2022.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Research and Development
Research and development costs are expensed as incurred. Total expense related to research and development was $41,502 for the year ending December 31, 2022. The same has been grouped as part of "Professional Fees"

Foreign Currency
The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non- monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Gains or losses resulting from foreign currency transactions are included in results of operations.

2.   <u>Commitments and Contingencies</u>

The Company is not currently involved with and does not know of any pending or threateninglitigation against the Company or its members.

3.   <u>Loans Receivable – Related Parties</u>

The Company has provided loans to related parties of the Company valued at $19,000 as of December 31, 2022. There are no minimum monthly payments and no maturity date. Management intends to pay back the Company within the year.

4.   <u>Equity</u>

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), As of December 31, 2022, 10,000,000 shares have been issued and are outstanding.